UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Colfax Corporation 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Colfax Corporation 401(k) Savings Plan Plus
Annapolis Junction, Maryland

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2014.

Charlotte, North Carolina
June 27, 2019

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017

Assets
Investments, at fair value	$251,962,177	$337,986,530
Receivables:
Participant contributions	—	19,396
Employer contributions	212,949	202,870
Other	10,270	—
Notes receivable from participants	5,949,773	8,287,840
Total receivables	6,172,992	8,510,106
Total assets	258,135,169	346,496,636
Liabilities
Due to CIRCOR Plan	—	61,379,381
Total liabilities	—	61,379,381
Net assets available for benefits	$258,135,169	$285,117,255

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018

Additions (reductions) to net assets attributed to:
Contributions:
Participant	$11,532,218
Employer	8,577,258
Rollovers	2,588,617
Total contributions	22,698,093
Net investment income (loss):
Dividends and interest	11,925,845
Net depreciation in fair value of investments	(22,352,377)
Total net investment loss	(10,426,532)
Interest income from notes receivable from participants	306,129
Total additions	12,577,690
Deductions
Benefits paid to participants	35,208,794
Administrative expenses, net	95,077
Total deductions	35,303,871
Net decrease prior to plan transfers	(22,726,181)
Transfer to CIRCOR Plan	(4,255,905)
Net decrease	(26,982,086)
Net assets available for benefits:
Beginning of plan year	285,117,255
End of plan year	$258,135,169

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated as of October 20, 2014, is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company”). Non-resident aliens, leased employees, temporary employees who are not 21 years of age and have not completed at least 1,000 hours of service during an eligibility period (except for those temporary employees covered by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America Local 1118 (the “Roots Union”)), employees not on U.S. payroll or who would be leased employees that have not yet satisfied the service requirements were not included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants, other than those covered by the Roots Union agreement, are automatically enrolled with a 2% deferral contribution upon attainment of the eligibility requirements unless the Company receives signed written documentation from the participant before this date to do otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Employees covered under collective bargaining agreements may receive employer nonelective and/or matching contributions based on the terms of their bargaining agreement. For the year ended December 31, 2018, these employer contributions range from 0% to 4% of eligible compensation. For eligible employees under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates range from 2% to 4% of eligible compensation for the year ended December 31, 2018, based upon eligibility requirements as detailed in the Plan document. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Allocations of investment earnings and losses are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2018, the Plan offered 31 mutual funds, one common collective trust fund and Colfax Corporation common stock as investment options for participants.

Vesting

Participants vest immediately in their contributions and nonelective safe harbor contributions plus actual earnings thereon. Vesting in discretionary employer contributions is based on years of continuous service. A participant is 20% vested in the discretionary matching contribution after two years of service are completed, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service are completed. Discretionary employer contributions for participants subject to the Collective Bargaining Agreement vest 20% after two years of service are completed and vest an additional 20% per year until full vesting after six years. Discretionary employer contributions for Roots Union employees vest 25% after two years of service are completed and vest an additional 25% per year until full vesting after five years. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Forfeited Accounts

As of December 31, 2018 and 2017, forfeited nonvested accounts totaled $48,410 and $67,560, respectively. These amounts will be used to pay administrative expenses and then to reduce future employer contributions. During the year ended December 31, 2018, $506,336 of forfeited nonvested funds were used to reduce employer contributions.

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. For loans to active participants in the Plan, loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 3.25% and 9.50% for outstanding loans at December 31, 2018 and 2017. No allowance for credit losses has been recorded at December 31, 2018 and 2017. Principal and interest are paid through payroll deductions.

Administrative Expenses

Certain expenses of administering the Plan are paid indirectly by the Plan through a service based pricing arrangement with the Trustee, Fidelity Management Trust Company. Under this arrangement, revenue paid to the Trustee by mutual funds in which participant accounts are invested is used to pay for Plan services at rates the Company has negotiated with the Trustee. During the year ended December 31, 2018, the Plan received credits from the Trustee in the amount of $51,015 which was used to pay administrative expenses. Revenue credits are presented net of expenses in Administrative expenses, net in the Statement of Changes in Net Assets Available for Benefits. Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements. Administrative expenses also include member-requested services charged to participant accounts. Investment related expenses are included in Net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Other professional fees paid by the plan are discussed further in Note 6, “Party-In-Interest Transactions.”

Voting Rights

Each participant is entitled to exercise voting rights for shares of Colfax Corporation common stock credited to their account at all times that Colfax shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

Due to CIRCOR

On September 24, 2017, the Company and CIRCOR International, Inc. a Delaware corporation (“CIRCOR” or the “Buyer”) entered into a definitive purchase agreement, pursuant to which CIRCOR agreed to purchase certain subsidiaries and assets comprising Colfax’s fluid handling business, including the transfer of employees and their associated 401(k) net investments. The sale closed on December 11, 2017. Accordingly, effective December 11, 2017, the Plan was amended to remove the related CIRCOR participating employers from the Plan. Total assets held by the Plan which belong to the CIRCOR Plan totaled $61.4 million as of December 31, 2017, which the Company presented net as “Due to CIRCOR Plan” on the Statement of Net Assets Available for Benefits. This represents the value of transferred employees’ net 401(k) investments as of December 31, 2017. Custody of the 401(k) balances for the legacy Colfax fluid handling business remained with the Plan until February 1, 2018, when $65.4 million in 401(k) assets, net of $1.7 million in loans, were transferred from the Plan to CIRCOR’s 401(k) plan. The value of transferred net assets included $4.3 million net investment income from December 31, 2017 through February 1, 2018. This amount is classified as “Transfer to CIRCOR Plan” on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurements and Disclosures. The Colfax Corporation Retirement Plans Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisors and Trustee. See Note 3, “Fair Value Measurements” for further discussion of investment valuation inputs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

3. Fair Value Measurements

The Plan performs fair value measurements defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One) and the lowest priority to unobservable inputs (Level Three). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level for the periods presented is as follows:

	December 31, 2018
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$901,689	$—	$—	$901,689
Mutual funds	—	227,950,223	—	—	227,950,223
Common collective trust fund	23,110,265	—	—	—	23,110,265
Total	$23,110,265	$228,851,912	$—	$—	$251,962,177

	December 31, 2017
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$2,264,493	$—	$—	$2,264,493
Mutual funds	—	301,054,764	—	—	301,054,764
Common collective trust fund	34,667,273	—	—	—	34,667,273
Total	$34,667,273	$303,319,257	$—	$—	$337,986,530
__________
(1) In accordance with ASU No. 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the “NAV”) have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund, that are traded in an active market, less its liabilities. These investments can be redeemed in the near-term.

There were no transfers in or out of Level One, Two or Three during the year ended December 31, 2018.

Colfax Corporation common stock is valued at the closing price reported on a national securities exchange.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Investments in the common collective trust fund can be redeemed immediately at the current net asset value. The net asset value as reported by the Trustee is used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trust, less its liabilities. The underlying assets of the common collective trust fund include conventional investment contracts, synthetic investment contracts, wrap contracts and other investments. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Underlying investments of synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the trust. Commercial paper and other investment securities with less than 60 days to maturity when purchased are valued at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment trusts are valued at the net asset value per share/unit on the valuation date. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. The fair value of wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2018 or 2017.

The objective of the Morley Stable Value Fund, the common collective trust fund in the Plan, is to provide a low-risk, moderate-yield investment. Withdrawals for benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible, but within 30 days after notification has been received. The Morley Stable Value Fund reserves the right to delay plan sponsor initiated redemptions for up to 365 days, subject to certain conditions.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

4. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future Statements of Net Assets Available for Benefits. As of December 31, 2018 and 2017, three investments represent approximately 31% and 38%, respectively, of total Net assets available for benefits.

5. Tax Status

The Plan is a prototype plan of the Trustee which received an opinion letter on March 31, 2014, in which the Internal Revenue Service stated that the form of the Plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan's financial statements.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments consist of units of mutual funds managed by affiliates of the Trustee. Plan investments also include Colfax Corporation common stock. Colfax is the administrator of the Plan. Certain fees of administering the Plan are paid to the Trustee by the Plan. For the year ended December 31, 2018 total fees paid to the Trustee were $107,905. Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2018, total fees paid to independent registered public accounting firms were $26,200. During the plan year 2018, Colfax consulted with an external legal counsel who conducted 401(k) plan document and operations reviews. For the year ended December 31, 2018, total fees paid to the legal firm were $11,988. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31,2018

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost(1)	Current Value

Colfax Corporation(2)	Common Stock		$901,689
American Funds American Balanced Fund Class R-4	Mutual Fund		14,335,527
American Beacon Small Cap Value Fund Investor Class	Mutual Fund		2,977,898
American Funds New Perspective Fund Class R-4	Mutual Fund		3,015,608
BNY Mellon Global Fixed Income Fund Class Y	Mutual Fund		619,166
Fidelity Contrafund Class K(2)	Mutual Fund		29,544,797
Fidelity Diversified International Fund Class K(2)	Mutual Fund		7,226,493
The Hartford Dividend and Growth Fund Class R5	Mutual Fund		11,682,828
Janus Henderson Enterprise Fund Class N	Mutual Fund		14,990,138
John Hancock Funds Disciplined Value Mid Cap Fund Class R6	Mutual Fund		3,436,959
JPMorgan High Yield Fund Class I	Mutual Fund		2,496,277
Loomis Sayles Core Plus Bond Fund Class Y	Mutual Fund		9,271,285
Fidelity 500 Index Fund (2)	Mutual Fund		26,640,768
Fidelity Extended Market Index Fund (2)	Mutual Fund		5,482,117
Fidelity Emerging Markets Fund - Class K(2)	Mutual Fund		1,604,806
Fidelity Government Money Market(2)	Mutual Fund		104,257
Fidelity International Index Fund (2)	Mutual Fund		2,726,427
T. Rowe Price Real Estate Fund	Mutual Fund		269,159
Vanguard Inflation - Protected Securities Fund Institutional Shares	Mutual Fund		2,374,854
Vanguard Intermediate-Term Bond Index Fund Admiral Shares	Mutual Fund		5,262,019
Vanguard Target Retirement 2015 Fund Investor Shares	Mutual Fund		2,040,223
Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund		14,459,358
Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund		14,196,885
Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund		16,650,290
Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund		9,115,249
Vanguard Target Retirement 2040 Fund Investor Shares	Mutual Fund		8,156,032
Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund		5,976,779
Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund		4,571,599
Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund		1,991,871
Vanguard Target Retirement 2060 Fund Investor Shares	Mutual Fund		390,727
Vanguard Target Retirement 2065 Fund Investor Shares	Mutual Fund		76,291
Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund		2,203,540
Wells Fargo Small Company Growth Fund Institutional Class	Mutual Fund		4,059,996
Morley Stable Value Fund	Common Collective Trust		23,110,265
Total investments per Financial Statements			251,962,177

Participant loans(2)(3)	N/A	N/A	5,949,773
			$257,911,950
__________
(1) Cost information is not required for participant-directed investments
(2) A party-in-interest to the plan as defined by ERISA
(3) Maturity dates range from January 2019 to October 2043 and annual interest rates range from 3.25% and 9.50%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Colfax Corporation
Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ CHRISTOPHER M. HIX	June 27, 2019
Christopher M. Hix Senior Vice President, Finance, Chief Financial Officer and Treasurer